SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the 2019 First Three Quarters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October11, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the 2019 First Three Quarters

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the nine months ended 30 September 2019:

I. Major operating data of 2019 first three quarters

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel	288.53	285.07	14,570,647
Gasoline	257.75	257.38	18,448,910
Jet Fuel note 1	137.80	94.24	3,969,299

Intermediate petrochemicals
PX note 2	49.86	34.54	2,231,204
Benzene note 1	27.60	24.28	1,016,930
Ethylene Glycol note 2	21.74	13.91	588,152
Ethylene Oxide	21.83	21.16	1,410,118
Ethylene note 2	62.84	0.16	9,558

Resins and plastics
PE	40.58	40.31	3,241,839
PP	34.42	32.23	2,757,655
Polyester chips note 1 note 2	25.08	20.72	1,374,631

Synthetic fibres
Acrylics	10.64	10.63	1,468,920
Polyester note 1	2.94	2.93	233,490

Note 1:	Sales exclude materials processed on a sub-contract basis.
Note 2:	Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the 2019 first three quarters

Unit: RMB yuan/ton

Product	The average price of 2019 first three quarters	The average price of 2018 first three quarters	Change
Diesel	5,111	5,305	-3.65%
Gasoline	7,168	7,451	-3.81%
Jet Fuel	4,212	4,307	-2.20%
Ethylene	5,974	8,726	-31.54%
PX	6,461	6,697	-3.53%
Benzene	4,188	5,632	-25.64%
Ethylene Glycol	4,230	6,629	-36.19%
Ethylene Oxide	6,665	8,891	-25.04%
PE	8,043	9,833	-18.20%
PP	8,557	8,710	-1.76%
Polyester chips	6,634	7,550	-12.14%
Acrylics	13,822	16,040	-13.83%
Polyester	7,963	9,511	-16.27%

Raw material	The average processing cost of 2019 first three quarters	The average processing cost of 2018 first three quarters	Change
Crude oil	3,322.2	3,244.77	2.39%

III. Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 11 October 2019